SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File No. 1-31690

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TransCanada 401(k) and Savings Local 1-2 Plan
TransCanada USA Services Inc., 717 Texas Street, Suite 2400
Houston, Texas 77002

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TransCanada Corporation
450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

TRANSCANADA 401(K) AND SAVINGS
LOCAL 1-2 PLAN

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

TRANSCANADA 401(K) AND SAVINGS
LOCAL 1-2 PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2012 AND 2011
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

Report of Independent Registered Public Accounting Firm

The Plan Administrator
TransCanada 401(k) and Savings Local 1-2 Plan:

We have audited the accompanying statements of net assets available for benefits of the TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Houston, Texas
June 25, 2013

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31 (thousands of dollars)	2012	2011
Assets
Investments at fair value (Note 3)	$ 19,938	17,394
Notes receivable from participants	1,188	1,153
Net Assets Available for Benefits	$ 21,126	18,547

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31 (thousands of dollars)	2012	2011
Additions
Contributions
Employee contributions	$1,429	1,302
Employer contributions	212	199
	1,641	1,501
Investment Income/(Loss)
Net appreciation/(depreciation) in fair value of investments (Note 3)	1,125	(513)
Interest and dividend income	599	527
	1,724	14
Interest on notes receivable from participants	54	51
Total Additions	3,419	1,566

Deductions
Benefits paid to participants	840	839
Administrative expenses	-	1
Total Deductions	840	840

Increase in Net Assets Available for Benefits	2,579	726

Net Assets Available for Benefits
Beginning of Year	18,547	17,821
End of Year	$21,126	18,547

The accompanying notes to the financial statements are an integral part of these statements.

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

NOTE 1:                 DESCRIPTION OF PLAN

The TransCanada 401(k) and Savings Local 1-2 Plan (the Plan) is a defined contribution plan that provides retirement benefits for employees of TransCanada USA Services Inc. (TCUSA or the Company) or its subsidiaries who are covered under a collective bargaining agreement with the Utility Workers Union of America (UWUA) Local 1-2 Ravenswood.  The Plan excludes employees hired under the Company’s student program.  Employees are eligible for employer-matching contributions when they have completed 11 months of service by the end of a 12 month period with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Board of Directors of TCUSA has appointed Fidelity Management Trust Company (Fidelity or the Trustee) as custodian and trustee of the Plan’s assets. Fidelity Investments Institutional Operations Company serves as the recordkeeper for the Plan.

Employee and Employer Contributions

Each year, participants may elect to defer a percentage of their eligible compensation into the Plan subject to an annual limit of the lesser of 50 per cent or $17,000 (2011 - $16,500), subject to certain limitations under the Internal Revenue Code of 1986, as amended (the Code). Participants age 50 or older who are making deferral contributions may also make catch-up contributions of up to $5,500.  The Company may make discretionary matching contributions, if any, to be determined annually.  For 2012 and 2011, the matching contribution equaled five ninths of the first sixty-three dollars contributed by the participant each pay period. Participants may contribute amounts transferred to the Plan from another qualified plan at the participant’s request (rollover).

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan earnings.  Earnings are allocated from a particular fund based on the ratio of a participant’s account invested in the fund to all participants’ investments in that fund.

Participants are responsible for investment decisions relating to the investment of assets in their account.  The Trustee carries out all investing transactions on behalf of the participant.

Investment in TransCanada Corporation

Stock of TransCanada Corporation (TransCanada), indirect parent company of TCUSA, is available to participants in the Plan. Participants may elect to invest up to 10 per cent of their contributions in TransCanada stock. Participants may elect to exchange up to 10 per cent of their existing account balance into TransCanada stock. Additionally, no more than 10 per cent of any rollover contribution can be invested in TransCanada stock.

Vesting

Participants are immediately vested in their contributions, including rollovers, and any earnings thereon. Employer-matching contributions and earnings are vested on the participant’s three year anniversary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding note balance in their account during the prior 12 month period or 50 per cent of their vested account balance. Note terms range from one to five years for general notes or up to 15 years for the purchase of a primary residence. The notes are secured by the balance in the participant’s account and bear interest at a reasonable interest rate, as determined by the Plan Administrator, based on prevailing market interest rates at the time. Interest rates remain fixed throughout the duration of the term. Interest rates on notes outstanding at December 31, 2012 ranged from 4.25 per cent to 8.25 per cent. Principal and interest are paid through payroll deductions.

A note receivable from a participant shall be considered in default if any scheduled repayment remains unpaid as of the last business day of the calendar quarter following the calendar quarter in which the note is initially considered past due.  In the event of a default or termination of employment the entire outstanding note and accrued interest is considered to be a deemed distribution to the participant.

Payment of Benefits

Participants are eligible to request a distribution of their vested amounts upon retirement, death, total and permanent disability, severance of employment with the Company or, in very limited circumstances, in the event of financial hardship.  Distributions are made in the form of a lump-sum payment or a rollover to another qualified account.

A participant’s normal retirement age is 65, however, participants may elect to withdraw all or a portion of their contributions after the age of 59½, subject to certain conditions.  Participants may receive pension benefits commencing on or after age 55 provided they have terminated their employment with the Company.

In certain circumstances, participants may elect to withdraw all or a portion of their vested matching contributions that have been in their account for a minimum of 36 months, subject to certain conditions.

Forfeitures

As participants are immediately 100 per cent vested in employee contributions and related plan earnings, there are no forfeitures of these amounts.  Employer contributions that are not vested are forfeited if the participant’s employment is terminated for reasons other than death or retirement.

Administrative Expenses

The Plan Administrator is responsible for filing all required reports on behalf of the Plan.  The Company provides or pays for certain accounting, legal and management services on behalf of the Plan.  The Company has not charged the Plan for these expenses or services. Loans and other transaction specific fees are charged to the accounts of participants electing such transaction.  Certain investment related expenses are presented as a reduction of investment income.

Plan Termination

Although it has not expressed any intent to do so, with approval from its Board of Directors, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 per cent vested in their accounts.

NOTE 2:                 SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on an accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Net Appreciation/(Depreciation) in Fair Value of Investments consists of: (1) the unrealized gains or losses on investments held during the year and (2) the realized gains or losses recognized on the sale of investments during the year. Realized gains and losses from security transactions are reported on the average cost basis.

Purchases and sales of securities are recorded on a trade-date basis.

Notes Receivable from Participants

Notes Receivable from Participants includes the unpaid principal balance plus any accrued interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-04, Fair Value Measurements (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 was issued to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The guidance in ASU 2011-04 explains how to measure fair value, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. ASU 2011-04 is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2011.  The Plan adopted ASU 2011-04 in 2012. The adoption of ASU 2011-04 did not have a material impact on the Plan’s financial statements.

NOTE 3:                 INVESTMENTS

Participants direct the investment of their account balances into a broad range of investment securities offered by the Plan, including common stock and mutual funds. Investment securities are exposed to various risks, such as counterparty credit risk, liquidity risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of these investments, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentrations of credit risk, interest rate risk and market risk are dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preference.

Fair Value Hierarchy

The Plan’s financial assets and liabilities recorded at fair value have been categorized into three levels based on a fair value hierarchy. In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities. In Level II, determination of the fair value of assets and liabilities includes valuations using inputs, other than quoted prices, for which all significant outputs are observable, directly or indirectly. This category includes fair value determined using valuation techniques, such as option pricing models and extrapolation using observable inputs. In Level III, determination of the fair value of assets and liabilities is based on inputs that are not readily observable and are significant to the overall fair value measurement. There were no Level II or Level III investments or transfers between levels in 2012 or 2011.

Common Stock: Valued at the closing price reported on the New York Stock Exchange.

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Financial assets measured at fair value on a recurring basis are classified in the Level I fair value category as follows.

	Quoted Prices in Active Markets (Level I)
December 31 (thousands of dollars)	2012	2011
Mutual funds
Mid/Large Cap Stock	$ 14,314	12,166
Fixed Income	2,903	2,251
Money Market	1,946	2,374
International	201	137
Small Cap Stock	30	44
	19,394	16,972
Common stock and other	544	422
Investments at Fair Value	$ 19,938	17,394

Certain reclassifications have been made to prior year presentation to conform to the current year presentation.

Significant Investments

The following is a summary of investments which represented five per cent or more of the Plan’s Net Assets Available for Benefits:

December 31 (thousands of dollars)	2012	2011
Fidelity Freedom K® 2020 Fund	$ 2,774	2,700
Fidelity Freedom K® 2015 Fund	2,495	2,265
Fidelity Freedom K® 2025 Fund	2,033	1,631
Fidelity® Retirement Money Market Portfolio	1,946	2,374
Spartan® U.S. Bond Index Fund	1,634	1,312
Fidelity Freedom K® 2035 Fund	1,378	1,057
Fidelity Freedom K® 2030 Fund	1,282	998
Fidelity Freedom K® 2010 Fund	*	1,012

* Investment is less than five percent of net assets available for benefits in indicated year.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net Appreciation/(Depreciation) in Fair Value of Investments by major category (including investments purchased, sold and held during the year) was as follows:

Year ended December 31 (thousands of dollars)	2012	2011
Mutual funds	$ 1,084	(564)
Common stock and other	41	51
Net Appreciation/(Depreciation) in Fair Value of Investments	$ 1,125	(513)

NOTE 4:                 INCOME TAXES

Effective December 15, 2009, the Plan was restated to a volume submitter plan. The Plan obtained its latest determination letter on October 4, 2011 in which the Internal Revenue Service stated that the Plan, as then designed was in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. The Plan is exempt from federal income taxes. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

The Plan Administrator has analyzed any income tax assets and liabilities of the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions, however, there are currently no audits in progress for any tax periods. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 5:                 PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by an affiliate of Fidelity, the Trustee, therefore these investments qualify as party-in-interest transactions.

At December 31, 2012, Plan investments included $542,607 (2011 - $420,944) of TransCanada common stock and $1,155 (2011 - $1,083) in a TransCanada stock purchase account.  Transactions involving these investments are permitted party-in-interest transactions.

NOTE 6:                 SUBSEQUENT EVENTS

We have evaluated significant events and transactions through June 25, 2013 and determined that there were no events or transactions that would require recognition or disclosure in the Plan’s financial statements for the year ended December 31, 2012.

TRANSCANADA 401(K) AND SAVINGS LOCAL 1-2 PLAN

EIN #:     98-0460263
PLAN #:  006

SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

*	Fidelity Freedom K® 2020 Fund	Mutual Fund	$2,773,886
*	Fidelity Freedom K® 2015 Fund	Mutual Fund	2,495,011
*	Fidelity Freedom K® 2025 Fund	Mutual Fund	2,033,153
*	Fidelity® Retirement Money Market Portfolio	Mutual Fund	1,945,526
*	Spartan® U.S. Bond Index Fund	Mutual Fund	1,633,689
*	Fidelity Freedom K® 2035 Fund	Mutual Fund	1,378,212
*	Fidelity Freedom K® 2030 Fund	Mutual Fund	1,282,053
*	Fidelity Freedom K® 2010 Fund	Mutual Fund	968,983
*	Fidelity Freedom K® Income Fund	Mutual Fund	758,677
*	Spartan® 500 Index Fund	Mutual Fund	687,823
	Artisan Mid Cap Value Fund	Mutual Fund	683,193
*	Fidelity® Dividend Growth Fund	Mutual Fund	590,024
	Vanguard Inflation Protected Securities Fund Admiral Shares	Mutual Fund	397,783
*	Fidelity Freedom K® 2040 Fund	Mutual Fund	355,848
*	Fidelity Freedom K® 2045 Fund	Mutual Fund	317,379
	RS Partners Fund Class Y	Mutual Fund	230,732
	Mainstay Large Cap Growth Fund	Mutual Fund	202,319
*	Fidelity® International Discovery Fund	Mutual Fund	200,950
	Hartford Growth Fund Y	Mutual Fund	116,879
*	Fidelity Freedom K® 2000 Fund	Mutual Fund	112,397
*	Fidelity Freedom K® 2050 Fund	Mutual Fund	75,540
	Baron Asset Fund	Mutual Fund	61,877
*	Fidelity® Equity-Income Fund	Mutual Fund	56,057
	Columbia Mid Cap Growth Fund	Mutual Fund	30,258
*	Spartan® Extended Market Index Fund	Mutual Fund	4,141
*	Fidelity Freedom K® 2055 Fund	Mutual Fund	1,451
	Total Mutual Funds		19,393,841

*	TransCanada Corporation	Common Stock	542,607
*	TransCanada Corporation	Stock Purchase Account	1,155

*	Participant Loans	Interest rates ranging from 4.25% to 8.25% maturing through 2026	1,188,385
	Total Investments		$21,125,988

* Represents a party-in-interest (Note 5).

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its ehalf by the undersigned thereunto duly authorized.

Date: June 25, 2013

TransCanada 401(k) and Savings Local 1-2 Plan
By:	/s/ Jon A.Dobson
Jon A. Dobson Member TransCanada USA Investment Committee

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm